

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Via E-mail
William Jensen
Chief Executive Officer
Intrawest Resorts Holdings, Inc.
1621 18ᵗʰ Street, Suite 300
Denver, CO 80202

> **Re:    Intrawest Resorts Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 16, 2013**
> **File No. 333-192252**

Dear Mr. Jensen:

We have reviewed your responses to the comments in our letter dated November 26, 2013 and have the following additional comments.

General

1.  We note your response to our prior comment 2. Please eliminate language which appears to be intended for your customers, rather than investors. For example, we note the words "[l]ifelong friends enjoying one of the many guided adventures offered by CMH" from the second page of graphics, and the words "[e]njoying some hot cocoa after a long day of skiing" and "[u]nwinding in the hot tub after a long day in knee deep powder" from the third page of graphics. Your graphics should be limited to your products or the services you provide and text accompanying your graphics should be only used to the extent necessary to explain briefly the visuals in the presentation.

2.  Please revise to clarify who owns all of the realty depicted each of the images accompanying the statements "Summer Blues Festival in Mont Tremblant, Quebec," "Main Street view of Steamboat Resort, Colorado," and "Backpacking outside of Mont Tremblant, Quebec."

3.  Please confirm to us that the persons depicted in all images are either your employees or customers using your services.

4.  We note your response to our prior comment 3. We note that the term "guest" does not appear to clearly represent the reality of the business transaction that takes place when a person purchases goods or services and is required to provide monetary value in return for such goods or services. We note that the prospectus is an offering document addressed to potential investors which should describe your business and the securities

offered therein.  Investors are entitled to rely on the prospectus as a business document in order to make an informed business decision to invest in your securities.  Please revise.

## Prospectus Summary, page 1

5.  Please revise the last sentence of the second paragraph to include a specific cross-reference to where "Initial Stockholders" is defined.

## Overview, page 1

6.  We note your response to our prior comment 6 and reissue.  Please disclose in this section your revenues and net losses for the most recently completed audited fiscal year and most recent interim stub and your current debt level.  We continue to believe that this represents information that is material to investors.  To the extent that you believe providing brief additional information to provide context will also be helpful to investors you may consider doing so.

7.  Please tell us the basis for your statement in the first paragraph that "CMH provides helicopter accessed skiing, mountaineering and hiking to more skiable terrain than all lift accessed mountain resorts in North America combined."

## Our Business, page 1

8.  Please provide us the basis for your statement on page 2 that your resorts receive "more snowfall than the applicable regional average."

9.  We note the statement on page 2 that "in each of [y]our markets, [y]our resorts are established leaders."  This statement may suggest that each of your resorts is the top resort in its respective market region such as the Northeast, Southeast, Rocky Mountains, or Pacific Southwest.  Please provide us the basis for this.  In the alternative please revise the disclosure to appropriately reflect the market positions of your resorts.  Please similarly revise the references on page 5 to "Market Leading Mountain Resorts" and "the market leaders they are today."

## Mammoth Mountain, page 4

10.  Please revise to explain what you mean by "high-end logistics" in the paragraph preceding the Canadian Mountain Holidays section.

Growth Strategies, page 6

Increase Revenues, page 6

Targeted growth capital investments, page 6

11. Please revise to define exactly what you mean by "high return-on-investment" in the last sentence.

Continue to Improve Operating Efficiency and Margins, page 6

12. Please revise to briefly describe the ways in which you reduced variable operating costs at your resorts during the 2011/2012 ski season. Please also revise your Management's Discussion and Analysis to discuss as appropriate.

Pursue Strategic Acquisitions and Operating Relationships, page 7

13. Please revise to clarify that there is no guarantee you will be able to acquire complementary resorts at attractive valuations.

Our Restructuring and Refinancing, page 7

14. We note your response to our prior comment 24. Please revise the chart on page 8 to disclose the percentage of ownership to be held by the partners or please tell us why this is not necessary.

The Refinancing, page 9

15. Please revise to define "the Pro Forma Transactions" in the place where first used.

Risk Factors, page 17

Our operations are subject to extensive laws, page 19

16. Please revise to disclose the expected cost associated with the "certain remediation activities." In addition please briefly describe these activities.

Our Business, page 71

Our Strengths, page 72

Geographically Diversified Portfolio, page 72

17. Please revise to define and quantify "convenient driving distance."

Principal and Selling Stockholders, page 102

18. We note that the table on page 102 only lists "Initial Stockholders." Please revise the table to separately list each selling security holder.

Description of Certain Indebtedness, page 107

Notes Payable to Partners, page 108

19. Please revise to define and identify the "partners" here. You refer to the indebtedness as "payable to partners" but the discussion refers to "certain lenders." In addition please confirm to us that any reference to "partners" in the prospectus is in relation to a partnership agreement, or please revise to use a different term throughout.

Exhibit Index

20. We note your response to our prior comment 37. Please file all exhibits with all attached schedules and exhibits with your next amendment.

Exhibit 10.19

21. We note that the signatures are indicated as "illegible." Please file a finalized agreement with conforming signatures.

You may contact Kristin Shifflett (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc:     <u>Via E-mail</u>
        Gregory A. Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP